Exhibit 99.1

Introduction to Cegetel Groupe Frank Esser - CEO

Our strategy Focus on Groupe Cegetel mobile activities Focus on Groupe Cegetel fixed activities Cegetel Groupe consolidated results Agenda

Our strategy ? Segmentation ? Retention ? Services From volume to value and cost management and cash generation From market and customer conquest to customer base and relationship focus From one product (voice) to a new range of services based on existing and new technology Keep growing revenues and increase profitability by focusing on:

A focused management team Cegetel Groupe Executive Committee P. Germond Chairman F. Esser CEO P. Bardon CEO Mobile Branch O. Huart CEO Fixed Branch JP. Duthoit CEO Networks & Systems J. Duval Hamel Executive VP - HR R. Lalande Executive Vice President P. Trotot Executive VP - Finances

Cegetel Groupe shareholding structure Cegetel Groupe shareholding structure

Mobile

France: the most attractive wireless market in Europe A stable 3 operator market structure Orange: 49.6% Market Share (Sept-02) SFR: 35% MS Bouygtel: 15.4% MS 37.8 M mobile users by the end H1-02 The least penetrated market in Europe The fastest customer growth in Europe: + 4.7 M customers over year A strong proportion of contract customers: 53% vs. EU average of 39% (June-02) Prudent approach to 3G roll-out No greenfield entrant Low upfront licence fee of 619 M Capital constraints on competitors Source: Mobile Communications EU average

Target: 2 Bn services revenues in 2005 Mobile entertainment: a key to value creation: Acquisition costs are reduced by leveraging the client data bases with new offers Customer loyalty is improved ARPU is increased Value-added services and personalisation facilitate one-to-one marketing actions

Services: the take off 1 Bn Texto in 2001 - already 1.8 Bn to date Volumes increased by 130% over year SMS represent 5% of the invoice to date vs. 2.9% in 2001 and 1% in 2000. Launch of MMS

Our strategy in action: The SFR universes of services Music Daily life Pros Sports

A step by step approach to UMTS

The most valuable customers in France The SFR ARPU is higher than competitors' on each segment + 19% vs. Orange and + 10% vs. Bouygues on average by June 2002 +11 vs. Orange on contracts * SFR ARPU in Bouygues format = SFR ARPU + roaming in ** SFR ARPU in Orange format = SFR ARPU + roaming in + connection fees - promotions Comparison of Orange France and SFR ARPU ** Comparison of Bouygues Telecom and SFR ARPU * Source: Operators

per month Notes: SFR ARPU = gross service revenue excluding Roaming In and connection fees divided by average active customer base divided by 12 months. Active customer base as per SFR definition (active on the last month) 2000 A 2001 A 2002 last estimate Increasing ARPU Contract customers Prepaid customers

2000 A 2001 A 2002 last estimate per gross addition Note: Annual variable acquisition cost per gross addition. Variable acquisition costs include dealer commissions, handset subsidies. Declining acquisition costs Contract customers Prepaid customers

The benefits of our loyalty policy: secured recurring revenues SFR is proactive towards their contract base 24 months contracts in conquest Program of re-engagement of contract customers by the promotion of new tariffs and options 65% of the SFR contract base is tied up by contract 13 months of average commitment time improvement by 5 months in one year

The best value creation Notes: EBITDA margin as % of total revenues Source: Operators

Capex control Capex are carefully managed GSM/GPRS network roll-out is being completed subject to demand A cautious approach to UMTS Ability to pay suppliers cash resulting in a strong negotiating position Suppliers' credits have been fully repaid in 2002 This policy is not harming the quality: SFR has been N°1 for 2 years in a row by the Regulator's audit on the network quality

SFR: a strong cash flow generator Note: Pre-tax Operating FCF : Ebitda - Capex + WC variation - financing net costs SFR cash conversion SFR net debt

A strong performance A strong position as Number 2 player in the French Market Increasing market share (35%) Well ahead of Bouyques Telecom (15%) A sustained revenue growth of 8% over year (2002 LE vs. 2001 A full year) Driven by SFR higher ARPU of 36.6 vs. 30.8 for Orange Data services providing additional growth driver Rigorous cost management Decreasing subscribers acquisition costs (no handset subsidies on Prepaid customers any longer) Efficiencies implemented in network and IT costs Capex efficiencies SFR: a strong cash generator SFR is debt free

Fixed

Cegetel: the strongest alternative player in France Source: Companies annual reports 2001 and press releases, Cegetel

Cegetel: the sole global alternative operator The sole global alternative player in France Cegetel targets the profitable market/products segments Cegetel follows a value creation strategy A strong market position to date 3.1 M residential and SOHO customers (1 home out of 10, 1 SOHO out of 5) The largest preselected base: 1.3 M lines 16.000 data sites ; 60% of the companies listed in the CAC 40 are Cegetel customers

A sustained revenue growth Sustained growth in customer base + 19% ~ + 20% Sustained growth in voice volumes LD, F/M Local + 37% x 2 + 61% ~ +20% In M lines In Bn Min Sustained growth in revenues In M

The future drivers for growth New tariff bundles and options for residential customers To increase loyalty on the existing base To attract new customers Broadband Internet for residential and SOHO customers The only growing market segments in the 3 coming years A natural complement to the existing offer A VPN- IP network for business customers and large accounts Value added services Security of access Control and reporting tools Hosting

Cegetel: a success story Cegetel aggregated fixed activities are Ebitda positive as from 2002 The residential segment was Ebitda positive in 2001 Cegetel aggregated fixed activities will reach Free Cash Flow break- even in early 2004 Note: Operating FCF : Ebitda - Capex + WC variation - financing net costs - income tax paid Aggregated Ebitda Cegetel + 50% of TD Aggregated operating FCF Cegetel + 50% of TD

Also a success story as wireline operator Strong momentum of improving financial performance in fixed line operations Residential division EBITDA breakeven since 2001 2002 EBITDA losses expected to contract 3-fold vs. 2001 Improving competitive dynamics First alternative operator to propose local calls in preselection since January 2002 Potential upside from xDSL Other fixed alternative operators in distressed financial situation A merger with TD should provide further financial upside and synergies Strong operating rationale The combined entity TD/Cegetel is expected to be cash flow positive in 2003

Cegetel Groupe results

Cegetel Groupe financial prospects Cegetel Groupe financial prospects

Cegetel Groupe financial prospects Cegetel Groupe financial prospects

Cegetel Groupe key attraction The Number 1 private telecom operator in France 35% market share on mobile The number 2 on fixed on all segments and markets A sustained revenue growth of 9% over year in 2002 +8% over year on mobile ~ +20% over year on fixed Strong cash flow generation Superior margins A debt-free situation at the Group level as from H1-2003 * Note: * Excluding dividends